Exhibit 99.1

Inspira Secures Vendor Approval from $12 Billion Revenue HMO (World’s 2nd Largest), Enabling Immediate ART100 Deployment

RA’ANANA, Israel, February 9, 2026 - Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN,IINNW) (“Inspira Technologies” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced a pivotal commercial advancement. The Company has received official approval from the Medical Equipment Committee of Clalit Health Services (“Clalit”), recognized as the second-largest integrated Health Maintenance Organization (HMO) globally. The approval enables the INSPIRA™ ART100 system for immediate procurement and operational use across Clalit’s extensive medical ecosystem.

Key Highlights:

●	Commercial Activation: The approval transitions the ART100 from regulatory clearance to active commercial availability within a network serving approximately 4.9 million members.

●	Tier-1 Network Scale: Clalit operates 14 major hospitals (including Rabin Medical Center and Soroka Medical Center, often ranked among Newsweek’s “World’s Best Smart Hospitals”) and over 1,600 clinics. This approval effectively opens the door to one of the most sophisticated healthcare supply chains in the world.

●	Validation of Clinical Value: The approval follows a rigorous technical and clinical review by the Professional Committee for Medical Equipment regarding Thoracic and Cardiac Surgery, signaling strong validation of the ART100’s safety and efficacy profile to other global health systems.

“Securing vendor status with a health network of Clalit’s magnitude, comparable in scale to leading U.S. integrated systems like Kaiser Permanente, is a definitive commercial inflection point for Inspira,” stated Dagi Ben-Noon, CEO of Inspira Technologies.

“By securing this approval, we are laying the foundation for potentially long-term, high-quality revenue. This validation from a world-class, data-driven health ecosystem serves as a powerful reference case as we accelerate our commercialization efforts in the U.S. and other global markets.”

The Company views this approval as confirmation of the suitability of the INSPIRA ART100 for the organization’s specific clinical needs in cardiopulmonary procedures. It enables all medical centres within the Clalit network to initiate procurement processes in accordance with the organization’s supply chain protocols.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses benefits and advantages of the ART100 system, the commercial potential of the ART100 system following Clalit’s approval for immediate procurement and operational use across its medical ecosystem, the validation of the ART100’s safety and efficacy profile, the belief that the Company is laying the foundation for long-term, high-quality revenue and accelerates its commercialization efforts in the U.S. and other global markets, and the suitability of the ART100 for Clalit’s specific clinical needs in cardiopulmonary procedures. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485